

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2022

Doug Croxall
Chief Executive Officer
Crown Electrokinetics Corp.
1110 NE Circle Blvd.
Corvallis, Oregon 97330

      **Re: Crown Electrokinetics Corp.**
          **Registration Statement on Form S-3**
          **Filed January 12, 2022**
          **File No. 333-262122**

Dear Mr. Croxall:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Patrick Fullem at (202) 551-8337 with any questions.

                   Sincerely,

                   Division of Corporation Finance
                   Office of Manufacturing

cc:    M. Ali Panjwani